Mail Stop 4561

November 28, 2007

Mr. Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner of Morgan Stanley Principal Plus Fund, LP
330 Madison Avenue
8th Floor
New York, NY   10017

> **Re: Morgan Stanley Principal Plus Fund, LP**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 23, 2007**
> **File No. 000-18314**

Dear Mr. Davis:

We have reviewed your response letter dated November 15, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2006

Note 1 – Summary of Significant Accounting Policies

1.   We note your response to our comment. You state that the Amended and
        Restated Limited Partnership Agreement of the Trading Company allows certain
        actions to be taken without the consent of the General Partner, including the
        removal and replacement of the General Partner, if there is an affirmative vote of

a majority interest in the Trading Company. Since you are the sole limited partner owning 99% of the equity interest in the Trading Company, you concluded that it was appropriate for your company to consolidate the Trading Company rather than the General Partner pursuant to EITF 04-5. However, since your company is controlled by Demeter Management Corporation who is the General Partner of your company and also the Trading Company, the kick-out rights that you referenced in your response would not be considered to be "substantive" based on paragraph 7(a) of EITF 04-5. Therefore, due to your company's relationship with the General Partner of the Trading Company it does not appear that the presumption of control by the General Partner of the Trading Company has been overcome and the Trading Company should not be consolidated by your company. Please revise your filing accordingly.

******

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief